Exhibit 23.2                                Consent of Ricardo Ramos

I, RICARDO RAMOS, of Quezon City, Philippines hereby certify that:

1.	I am a graduate of the University of the Philippines, with a Bachelor of Science degree in Geology (1977) and a Master’s of Science (1980) from the Far East University;

2.           I have worked as Geologist for over 18 years;

3.
I have worked as a Geological Consultant for companies such as Mindoro  Resources, Russell Mining, and Independent Mining consultants and have a few who have referred my expertise for their use and am therefore qualified to write this report and recommend the proposed exploration program and budget in this report;

4.           I am a member of the Geological Society of Philippines.

5.	I visited the property from October 29th to 31st, 2011.

6.
I am not aware of any material fact or material change with respect to the subject matter of this technical report which is not reflected in this report, the omission to disclose which would make this report misleading.

7.
I am responsible for this report and the opinions expressed therein which are affixed to this report and are a part of it, and referred to in the report but contain more "field work" type detail and specifications of the analysis.

8.	I have no interest, direct or indirect, in the properties or shares of Lingas Resources Inc., nor do I expect to receive any.

9.	I hereby grant my permission for Lingas Resources Inc., to use this report for any corporate use normal to the business of the Company.

Dated at Manila, Philippines this December 15, 2011.

RICARDO RAMOS